UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Lone Pine Resources Inc.
(Name of Issuer)

Common Stock
(Title of Class and Securities)

54222A 106
(CUSIP Number of Class of Securities)

Cyrus D. Marter IV
Senior Vice President, General Counsel and Secretary
Forest Oil Corporation
707 Seventeenth Street, Suite 3600
Denver, CO 80202
(303) 812-1400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

CUSIP No. 54222A 106            13D

1	NAMES OF REPORTING PERSONS Forest Oil Corporation		I.D. No. 25-0484900
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N.A.		(A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): 00 (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) See response to Item 4.

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on or about June 6, 2011, by the Reporting Person (the “Original 13D”), as amended on September 6, 2011, with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Lone Pine Resources Inc. (the “Issuer”). Each capitalized term used herein and not otherwise defined has the meaning given and form in the Reporting Person’s Original 13D.

Item 4.    Purpose of Transaction.

(a)    On September 30, 2011, the Reporting Person distributed, by means of a special stock dividend, to its shareholders 70,000,000 shares of Common Stock of the Issuer owned by the Reporting Person, representing approximately 82.3% of the outstanding shares of Common Stock of the Issuer. As a result of the distribution, the Reporting Person is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

(b)	See clause (a).

(c)	See clause (a).

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)
Except as described in this Item 4, the Reporting Person does not have, as of the date of this Amendment No. 2, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D, or any actions similar to those events.

Item 5.	Interest in Securities of the Issuer.

See Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7. Material to be Filed as an Exhibit.

Exhibit 99.3	Press release dated September 19, 2011 incorporated by reference to Exhibit 99.1 to the Reporting Person’s Form 8-K filed on September 19, 2011.

Exhibit 99.4	Press release dated September 30, 2011 incorporated by reference to Exhibit 99.1 to the Reporting Person’s Form 8-K filed on September 30, 2011.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2011

Forest Oil Corporation

/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
Senior Vice President, General Counsel and
Secretary